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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 Mastering, Inc.
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                  (Exact name of registrant as specified in its charter)


                 Delaware                                       84-1320277
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(State of incorporation or organization)                     (I.R.S. Employer
                                                            Identification No.)


9201 E. Mountain View Rd., Ste. #200, Scottsdale, AZ            85258-5132
----------------------------------------------------            ----------
(Address of principal executive offices)                        (Zip Code)

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. / /

If this form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. / /


Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Stock, $.001 par value(1)
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                                (Title of class)
(1) Including associated rights to purchase 1/100 of a share of Series B Participating Preferred Stock, par value $.001 per share, of the Company
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
                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.           Description of Registrant's Securities to be
                  --------------------------------------------
                  Registered.
                  -----------

                  The authorized capital stock of Mastering, Inc., a Delaware corporation (the "Company") consists of 30,000,000 shares of Common Stock, $.001 par value ("Common Stock"), and 2,000,000 shares of Preferred Stock, $.001 par value ("Preferred Stock").

Common Stock

                  Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company (the "Board of Directors") out of funds legally available therefor. Although the Company does not anticipate paying any cash dividends in the foreseeable future, any future payment of dividends will depend upon the Company's results of operations, financial condition, cash requirements, contractual restrictions, terms of any outstanding preferred stock, requirements of applicable law and other factors deemed relevant by the Board of Directors. Holders of Common Stock are entitled to one vote per share in all matters to be voted upon by stockholders and do not have cumulative voting rights. In the event of a liquidation, dissolution or winding-up, or upon any distribution of assets of, of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preferences of any outstanding Preferred Stock. Holders of Common stock have no preemptive rights or other subscription rights and no right to convert their Common Stock into any other securities, and there are no redemption provisions with respect to such shares. All of the outstanding shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may issue in the future. All outstanding shares of Common Stock are fully paid and nonassessable.


Preferred Stock

                  Pursuant to the Company's Restated Certificate of Incorporation, the Board of Directors has authority, without any further vote or action by the stockholders: (i) to provide for the issuance of shares of Preferred Stock in one or more classes or series, (ii) to determine the voting rights, if any, of any such class or series; (iii) to establish the number of shares to constitute the class or series; (iv) to fix the designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions of the class or series; (v) to determine redemption and conversion rights, if any; (vi) to establish the dividend rate, if any, for such class or series; and (vii) to determine the preferences, if any, entitled to be received upon an event of liquidation, dissolution or winding-up of, or upon any distribution of assets of, the Company. The issuance of Preferred Stock, among other things, could adversely affect the rights of holders of Common Stock. For example, the issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, any such issuance could have the effect of delaying or preventing a change in control of the Company and could make the removal of the present management of the Company more difficult.

                  In connection with the adoption of the Rights Agreement (as hereinafter defined), the Board of Directors created one series of Preferred Stock, consisting of 300,000 shares of Series B Participating Preferred Stock, $.001 par value (the "Series B Preferred Stock"). No shares of Series B Preferred Stock have been issued as of the date hereof. Each share of Series B Preferred Stock, when and if issued, would entitle the holder thereof to receive quarterly dividends equal to the greater of $1.00 per share or 100 times the dividends per share declared with respect to the Common Stock. Dividends on the Series B Preferred Stock are cumulative. Holders of the Series B Preferred Stock would be entitled to exercise 100 votes per share on all matters submitted to a vote of stockholders and, except as otherwise required by law, would vote together with the holders of Common Stock as a single class. In the event of liquidation, such holders would receive a preference of $1.00 per share over the Common Stock. In general, each share of the Series B Preferred is intended to have a value and voting rights equal to 100 shares of Common Stock, and appropriate anti-dilutive adjustments will be made in accordance with the terms of the Series B Preferred Stock in the event of certain changes in the Common Stock. Except as contemplated in connection with the Rights Agreement, the Company has no present plans to issue shares of Preferred Stock.

Rights Agreement

                  The Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock which was payable to stockholders of record on January 26, 1996. Rights have been and will be issued in connection with all shares of Common Stock issued thereafter and prior to the Distribution Date (as defined below). Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B Preferred Stock at a price $65 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement dated as of March 15, 1996 between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent"), as amended by the First Amendment to Rights Agreement dated as of February 18, 1998 between the Company and the Rights Agent (the "Rights Agreement"). A copy of the Rights Agreement is available to stockholders free of charge from the Company upon request directed to the Company's corporate secretary.

                  Initially, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate Right certificates will be distributed. The Rights will separate from the Common Stock upon the earlier to occur of: (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Shares Acquisition Date"); or
(ii) 15 business days (or such later date as may be determined by action of the Board of Directors prior to the time that any person becomes an Acquiring Person) following the commencement of (or a public announcement of an intention to make) a tender or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 15% or more of such outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"). An Acquiring Person, under the terms of the Rights Agreement, does not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary, or any Grandfathered Person (as defined in the Rights Agreement). Moreover, neither Platinum technology, inc. nor PT Acquistion Corporation I will be or become an Acquiring Person and no Shares Acquisition Date or Distribution Date will occur as a result of the approval, execution, delivery or announcement of the Agreement and Plan of Merger dated as of February 18, 1998 (the "Merger Agreement") among Platinum technology, inc., a Delaware corporation ("Parent"), PT Acquisition Corporation I, a Delaware corporation and a wholly-owned subsidiary of Parent ("Acquisition Sub") and the Company (or any amendment to the Merger Agreement in accordance with the terms thereof) or the consummation of the transactions contemplated thereby (including, without limitation, the merger (the "Merger") of Acquisition Sub with and into the Company). Also, no person will become an Acquiring Person solely as a result of the Company acquiring shares of Common Stock or through the acquisition by a person of newly-issued shares of Common Stock directly from the Company. Until the Distribution Date, the Rights will be evidenced by the Common Stock certificates together with a copy of a summary of Rights (the "Rights Summary"), and not by separate certificates.

                  The Rights Agreement also provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, expiration or termination of the Rights), the transfer of any certificates for Common Stock, with or with a copy of the Rights Summary, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

                  The Rights are not exercisable until the Distribution Date and will expire at the earliest of (i) January 26, 2006, (ii) the redemption of the Rights by the Company as described below, (iii) the effective time of the Merger and (iv) the exchange of all Rights for Common Stock as described below.

                  In the event that any person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise at the then current Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price. The Rights Agreement contains an exemption for any issuance of Common Stock by the Company directly to any person (for example, in a private placement or an acquisition by the Company in which Common Stock is used as consideration), even if that person would become the beneficial owner of 15% or more of the Common Stock, provided that such person does not acquire any additional shares of Common Stock. The provisions of the Rights Agreement described in the first sentence of this paragraph will not apply to or be triggered by the execution or announcement of the Merger Agreement (or any amendment to the Merger Agreement in accordance with the terms thereof) or the consummation of the transactions contemplated thereby (including, without limitation, the Merger).

                  In the event that, at any time following the Shares Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise at the then current Purchase Price, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right. The provisions of the Rights Agreement described in the preceding sentence will not apply to or be triggered by the execution or announcement of the Merger Agreement (or any amendment to the Merger Agreement in accordance with the terms thereof) or the consummation of the transactions contemplated thereby (including, without limitation, the Merger).

                  Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding two paragraphs (the "Triggering Events") any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will immediately become null and void.

                  The Purchase Price payable, and the number of shares of Series B Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a subdivision, split (other than a stock dividend on the Common Stock payable in shares of Common Stock), combination, consolidation or reclassification of, the Series B Preferred Stock or the Common Stock, or a reverse split of the outstanding shares of Series B Preferred Stock or Common Stock.

                  At any time after the acquisition by a person or group of affiliated or associated persons (other than the Company, its subsidiaries, any employee benefit plan of the Company or any subsidiary, Terence M. Graunke or Frontenac VI Limited Partnership) of beneficial ownership of 15% or more of the outstanding Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which shall become void) in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. The Company will not be required to issue fractional shares of Series B Preferred Stock or Common Stock (other than fractions in multiplies of one one-hundredths of a share or Series B Preferred Stock) and, in lieu thereof, an adjustment in cash may be made based on the market price of the Series B Preferred Stock or Common Stock on the last trading date prior to the date of exercise.

                  At any time after the date of the Rights Agreement until the time that a person becomes an Acquiring Person, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which may (at the option of the Company) be paid in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors. Upon the effectiveness of any action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  The provisions of the Rights Agreement may be amended by the Company, except that any amendment adopted after the time that a person becomes an Acquiring Person may not adversely effect the interests of holders of Rights.

                  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger of other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger or business combination, the Board of Directors may, at its option, at any time prior to the time that any person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

Delaware Law and Certain Corporate Provisions

                  The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"). In general, this statute prohibits a publicly held Delaware corporation from engaging, under certain circumstances and subject to certain exceptions, in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless either (i)
prior to the date at which the person becomes an interested stockholder the Board of Directors approves the transaction or business combination which results in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which results in the stockholder becoming an interested stockholder, the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) or (iii) the business combination is approved by the Board of Directors and by holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). An "interested stockholder" is a person (other than the Company or any majority-owned subsidiary of the Company) who, together with affiliates and associates, owns (or at any time within the prior three years did own) 15% or more of the corporation's voting stock, subject to certain exceptions. Section 203 defines a "business combination" to include, without limitation, mergers, consolidations, stock sales and asset-based transactions and other transactions resulting in a financial benefit to the interested stockholder.

                  The Company's Restated Certificate of Incorporation and Bylaws contain a number of provisions relating to corporate governance and to the rights of stockholders. Certain of these provisions may be deemed to have a potential anti-takeover effect in that such provisions may delay or prevent a change of control of the Company. These provisions include: (a) the classification of the Board of Directors into three classes, each class serving for staggered three year terms; (b) the requirement that stockholders may remove directors only for cause and only by the affirmative vote of at least 80% of the voting power of the Company's capital stock; (c) the authority of the Board to issue series of Preferred Stock with such voting rights and other provisions as the Board of Directors may determine; (d) a requirement that a vote of greater than 80% of the voting power of shares entitled to vote generally for the election of directors is required to amend provisions of the Restated Certificate of Incorporation and Bylaws relating to the classification of the Board and removal of directors unless 75% of the members of the Board of Directors approve such action; (e) the requirement that stockholder action can be taken only at an annual or special meeting of stockholders and prohibiting stockholder action by written consent in lieu of a meeting; (f) an advance notice procedure for stockholders to make nominations of candidates for election as directors; and (g) the requirement that a special stockholders meeting may only be called by the Chairman of the Board, the President or at the direction of the majority of the Board of Directors and not by stockholders.

                  These provisions have certain antitakeover effects and may discourage proposals that could be viewed as favorable to stockholders. The description set forth above is intended as a summary only and is qualified in its entirety by reference to the Rights Agreement and the Company's Restated Certificate of Incorporation and Bylaws, copies of which have been filed by the Company with the Securities and Exchange Commission.

Registration Rights

                  In the event the Company proposes to register any of its securities under the Securities Act of 1933, as amended (the "Securities Act"), for its own account or otherwise, at any time, certain holders of Common Stock, including certain directors of the Company, or certain of their permitted transferees, are entitled to notice of such registration and to include shares of such Common Stock therein, subject to certain conditions and limitations. In addition, a majority of such stockholders may, on up to two occasions, at any time, subject to certain other conditions and limitations, require the Company, whether or not the Company proposes to register its Common Stock for sale, to register all or part of their registrable shares for sale to the public under the Securities Act. The Company is obligated to pay all the expenses (other than underwriting discounts and commissions) for any such registration. Such stockholders may also demand an unlimited number of additional registrations provided they agree to pay, on a pro rata basis, all the expenses for any such registration. In addition, such holders may require the Company to register all or part of their shares on Form S-3, or any similar form, if the Company then qualifies for use of such form, subject to certain conditions and limitations. The Company is obligated to pay all the expenses (other than underwriting discounts) for such Form S-3 registrations. The Company has agreed to indemnify such stockholders and certain related parties against all losses, claims, damages, liabilities and expenses (including attorneys' fees) caused by any untrue statement of a material fact required to be stated therein or necessary to make the statements therein not misleading, except to the extent they are caused by or contained in information furnished by the stockholder expressly for use therein. In addition, the Company has agreed to refrain from any public sale or distribution of equity securities (except pursuant to a registration on Form S-8) for a period of 90 days after any such registration, and to cause certain other stockholders from making a public sale of equity securities of the Company during such 90 day period. The Company has also agreed to refrain from granting registration rights without the consent of such stockholders.

Transfer Agent and Registrar

                  The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank, Chicago, Illinois.



Item 2.     Exhibits.
            --------

Exhibit 1.          Specimen Certificate for Common Stock (1)

Exhibit 2.          Registrant's Restated Certificate of Incorporation (2)

Exhibit 3.          Registrant's Bylaws (3)

Exhibit 4. Rights Agreement between the Registrant and Harris Trust and Savings Bank, as Rights Agent (4)

Exhibit 5. First Amendment to Rights Agreement between the Registrant and Harris Trust and Savings Bank, as Rights Agent

Exhibit 6. Registration Rights Agreement between the holders of the Registrant's Series A Preferred Stock, as amended (5)

Exhibit 7.          Registration   Agreement  between  the  Registrant,   Philip
                    Meurer, Joseph Parker, Lee J. Jacobson and E. Michael Loftus
                    (6)

Exhibit 8. Registration Rights Agreement between the Registrant and Thomas R. Graunke (7)


---------------------------
(1)      Incorporated   by  reference   to  Exhibit  4.1  to  the   Registrant's
         Registration Statement on Form S-1, as amended (File No. 333-702)

(2)      Incorporated   by  reference   to  Exhibit  3.1  to  the   Registrant's
         Registration Statement on Form S-1, as amended (File No. 333-702)

(3)      Incorporated   by  reference   to  Exhibit  3.2  to  the   Registrant's
         Registration Statement on Form S-1, as amended (File No. 333-702)

(4)      Incorporated   by  reference   to  Exhibit  4.9  to  the   Registrant's
         Registration Statement on Form S-8, as amended (File No. 333-42949)

(5)      Incorporated  by  reference  to  Exhibit  10.15  to  the   Registrant's
         Registration Statement on Form S-1, as amended (File No. 333-702)

(6) Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated June 21, 1996

(7) Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated June 31, 1996

                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                                     Mastering, Inc.
                                             ----------------------------------
                                                      (Registrant)



Date: February 24, 1998                      By:    /s/ Terence M. Graunke
                                                -------------------------------
                                                Name:   Terence M. Graunke
                                                Title:  Chairman and Chief
                                                          Executive Officer

                                  EXHIBIT INDEX


Exhibit
Number                            Description of Document
------                            -----------------------

Exhibit 1.          Specimen Certificate for Common Stock (1)

Exhibit 2.          Registrant's Restated Certificate of Incorporation (2)

Exhibit 3.          Registrant's Bylaws (3)

Exhibit 4. Rights Agreement between the Registrant and Harris Trust and Savings Bank, as Rights Agent (4)

Exhibit 5. First Amendment to Rights Agreement between the Registrant and Harris Trust and Savings Bank, as Rights Agent

Exhibit 6. Registration Rights Agreement between the holders of the Registrant's Series A Preferred Stock, as amended (5)

Exhibit 7.          Registration   Agreement  between  the  Registrant,   Philip
                    Meurer, Joseph Parker, Lee J. Jacobson and E. Michael Loftus
                    (6)

Exhibit 8. Registration Rights Agreement between the Registrant and Thomas R. Graunke (7)


--------------------------
(1)      Incorporated   by  reference   to  Exhibit  4.1  to  the   Registrant's
         Registration Statement on Form S-1, as amended (File No. 333-702)

(2)      Incorporated   by  reference   to  Exhibit  3.1  to  the   Registrant's
         Registration Statement on Form S-1, as amended (File No. 333-702)

(3)      Incorporated   by  reference   to  Exhibit  3.2  to  the   Registrant's
         Registration Statement on Form S-1, as amended (File No. 333-702)

(4)      Incorporated   by  reference   to  Exhibit  4.9  to  the   Registrant's
         Registration  Statement  on Form S-8, as amended  (File No.  333-42949)

(5)      Incorporated  by  reference  to  Exhibit  10.15  to  the   Registrant's
         Registration Statement on Form S-1, as amended (File No. 333-702)

(6) Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated June 21, 1996

(7) Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K dated June 31, 1996
                                      -14-